Exhibit 99.2

SHAREHOLDERS PERCENTAGE REPORT

Total Number of Shareholders: 137

Total Outstanding Shares: 45,987,034

Authorized Shares: 500,000,000

Shareholder	Security	Total Shares	Percentage
Red Hills Capital Partners I	Common	7,500,000	16.31%
Stalin A Cruz	Common	5,000,000	10.87%
Kevin Lee Humes	Common	5,000,000	10.87%
Ronald Silver	Common	5,000,000	10.87%
Red Hills Capital Partners II	Common	4,562,000	9.92%
Tradewins Capital Partners	Common	3,750,000	8.15%
Cede & Co	Common	3,556,997	7.73%